Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in Marwynn Holdings, Inc.’s Annual Report on Form 10-K for the year ended April 30, 2026 of our report dated August 8, 2025, except before the effects of the disposition of and related adjustments to reclassify certain amounts to discontinued operations classification, as described in Notes 3, with respect to our audits of the consolidated balance sheet of Marwynn Holdings Inc. as of April 30, 2025 , and related consolidated statements of operations, changes in stockholders’ equity and cash flow for the year ended April 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), which report is included in such Annual report

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

July 30, 2026